SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------

                                Schedule TO

                   Tender Offer Statement under Section

              14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                          Kollmorgen Corporation


--------------------------------------------------------------------------------

                         (Name of Subject Company)

                            Danaher Corporation

                         King DC Acquisition Corp.


--------------------------------------------------------------------------------

                     (Name of Filing Person - Offeror)

                  Common Stock, Par Value $2.50 Per Share

                and Associated Preferred Share Purchase Rights


--------------------------------------------------------------------------------

                      (Title of Class of Securities)


                                 500440102

--------------------------------------------------------------------------------

                   (CUSIP Number of Class of Securities)

                            Patrick W. Allender


--------------------------------------------------------------------------------

                 Senior Vice President and Chief Financial Officer
                          Danaher Corporation
                        1250 24th Street, N.W.
                        Washington, D.C. 20037
                        Telephone: (202) 828-0850
              (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                               Copy to:
                              Trevor S. Norwitz, Esq.
                    Wachtell, Lipton, Rosen & Katz
                          51 West 52nd Street
                       New York, New York 10019
                       Telephone: (212) 403-1000

                            CALCULATION OF FILING FEE
                            -------------------------

       TRANSACTION VALUATION                             AMOUNT OF FILING FEE
       ---------------------                             --------------------
          Not Applicable                                    Not Applicable
          --------------                                    --------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x ] third-party tender offer subject to Rule 14d-1.
[  ] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.
[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]